Form 10-K, Exhibit 13
period 1996-12-31
AMERICAN WASTE SERVICES INC
filed 1997-03-26
CIK 866730

                         AMERICAN WASTE SERVICES, INC.

                    [LOGO OF AMERICAN WASTE SERVICES, INC.]

                               1996 ANNUAL REPORT

--------------------------------------------------------------------------
                             Financial Highlights

(in thousands, except for per share amounts and percentages)

For the year                                          1996         1995
--------------------------------------------------------------------------
Net operating revenues..........................      $ 79,024   $ 83,700
Income (loss) from operations...................         4,476    (40,304)
Net income (loss)...............................         3,122    (29,241)
Net income (loss) per share.....................           .10       (.98)
Net cash provided by operating activities.......      $ 18,922   $ 15,155

At year-end                                               1996       1995
--------------------------------------------------------------------------
Working capital.................................      $  6,283   $ 16,131
Total assets....................................       117,463    115,736
Total debt......................................         4,141      9,106
Shareholders' equity............................        70,932     67,245
Percent of debt-to-total capital employed.......             6%        12%

--------------------------------------------------------------------------

                                  The Company

American Waste Services, Inc. provides integrated waste management and environmental services, which include disposal, collection, technical and transportation services to industrial, commercial, municipal and governmental customers primarily in selected eastern and midwestern U.S. markets. The Company operates nonhazardous solid waste landfills for the disposal of special waste and municipal solid waste; transports hazardous and nonhazardous waste; provides transportation and disposal brokerage and management services; provides collection services; and provides environmental engineering, site assessment, analytical laboratory and remediation services. The Company, as part of its transportation business, is also a common carrier of general and bulk commodities within the United States and several provinces of Canada.

--------------------------------------------------------------------------

                                    Contents

Financial Highlights............................   1
Management's Discussion and
 Analysis  of Financial Condition
 and Results of Operations......................   2
Consolidated Balance Sheets.....................  10
Consolidated Statements of Operations...........  11
Consolidated Statements of
 Cash Flows.....................................  12
Consolidated Statements of
 Shareholders' Equity...........................  13
Notes to Consolidated Financial
 Statements.....................................  14
Independent Auditors' Report....................  24
Digest of Financial Data........................  25
Company Location Directory......................  26
Directors and Officers..........................  27
Shareholder Information.........................  28

American Waste Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion provides information which management believes is relevant to an assessment and understanding of the Company's operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as, 'forward looking statements.' The Company cautions readers that forward looking statements, including, without limitation, those relating to the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to risks and factors identified herein and from time to time in the Company's reports filed with the Securities and Exchange Commission.

Liquidity and Capital Resources

The Company has been able to generate sufficient financial resources from both internal and external sources to meet operating needs, repay indebtedness, fund capital spending programs, fund business acquisitions and fund financial assurance requirements. During 1996, 1995 and 1994, cash provided by operations totaled $18.9 million, $15.2 million and $11.8 million, respectively.

  Working capital decreased to $6.3 million at December 31, 1996 compared with $16.1 million at December 31, 1995. The decrease in working capital was primarily attributable to increased capital spending in 1996 compared to 1995 and the repayment of long-term indebtedness. The balance of accounts payable at December 31, 1996 was $8.5 million compared to $6 million at December 31, 1995. This increase is primarily due to unpaid retainage and invoices associated with capital spending as of December 31, 1996. The balance of accounts receivable at December 31, 1996 was relatively unchanged from the balance at December 31, 1995 despite a decrease in net operating revenues of $4.7 million for the year. The decrease in net operating revenues occurred in the first quarter of 1996 and, as such, did not have a material impact on the accounts receivable at December 31, 1996.

  In December 1994, the Company entered into an $18 million unsecured revolving credit facility with two banks. Such facility provided for revolving credit loans during the first three years and/or term loans payable quarterly with a final maturity date no later than seven years from the date of the agreement.
On December 31, 1996 the Company amended such agreement to extend the revolving credit loans to December 31, 2000 and the final maturity date on term loans to no later than seven years from the amendment date. On December 31, 2000 the Company must convert any outstanding revolving credit loans into term loans payable quarterly with a final maturity date no later than December 31, 2003. The agreement also provides for the issuance of letters of credit up to an aggregate amount of $13 million until December 31, 2000. The Company had $8 million and $-0- in outstanding letters of credit at December 31, 1996 and December 31, 1995, respectively. The letters of credit were utilized to capitalize a captive insurance company, incorporated and licensed under the laws of the State of Vermont, which issued an insurance policy to provide the required financial assurances for closure and post-closure monitoring costs to the State of Ohio for the Company's American and Mahoning landfill facilities.

  Borrowings under the amended agreement bear interest at prime or, at the Company's option, at a fixed rate above the Eurodollar rate. The agreement provides for an annual fee of 3/8% on the unused portion of the facility and requires the Company to maintain certain financial ratios. The amount of borrowings outstanding under the revolving credit facility at December 31, 1996 and December 31, 1995 was $2.6 million and $7.1 million, respectively, and the weighted average interest rate was 8.25% at December 31, 1996.

  During 1996 the Company reduced its outstanding long-term debt by $4.9 million. Aggregate annual maturities of all of the Company's long-term debt scheduled to be paid in the years 1997 through 2001 total $.3 million, $.2 million, $.1 million, $.1 million and $.9 million, respectively.

  During 1996 capital spending totaled $18.8 million which was principally related to continued landfill development and expansion, installation of a landfill gas extraction system, and the acquisition of landfill and transportation equipment. The Company's capital spending in 1997 is expected to range from $7 million to $9 million, approximately $1.4 million of which is committed pursuant to contracts. Capital expenditures in 1997 will relate principally to landfill development, acquiring transportation equipment, acquiring additional equipment to support disposal operations, acquiring equipment associated with collection services, and engineering and construction costs relating to regulatory compliance at the Company's landfills. Compliance with current and future regulatory requirements may require the Company, as well as others in the waste management industry, from time to time to make significant capital and operating expenditures.

  As a result of federal and state laws and regulations, the Company has future financial obligations with regard to closure costs and post-closure monitoring costs associated with the disposal sites it operates. Although the precise amount of these future obligations cannot be determined, the Company has developed procedures to estimate such total projected costs based on currently available facts, existing technology and presently enacted laws and regulations. As of December 31, 1996, the Company estimates that the total closure costs and post-closure monitoring costs it will incur for all of its disposal facilities is approximately $31.2 million. The Company currently estimates expenditures for closure and post-closure monitoring costs during 1997 to be $1.3 million.
In accordance with Ohio's financial assurance regulations, the Company currently estimates that it will be required to ultimately provide $32.5 million of financial assurances to the State of Ohio relating to such costs; however, such
financial assurances are reduced by actual expenditures.   At December 31, 1995
the Company had deposited approximately $5.1 million into trusts for the benefit of the Ohio EPA to fund the financial assurance requirements for its landfills. During 1996 the Company utilized insurance to satisfy the financial assurance requirements for its American and Mahoning landfill facilities. As a result of using such insurance, in June 1996 the Company received $2.5 million from its trust fund deposits relating to the American landfill facility, and in July 1996, the Company received $.7 million from its trust fund deposits relating to the Mahoning landfill facility. The Company continues to use a trust fund to satisfy the financial assurance requirements for its East Liverpool landfill facility. Therefore, in April 1996 the Company deposited approximately $.3 million into the trust fund to satisfy the current financial assurance obligation for that facility. The Company will continue to review and update the underlying assumptions used to estimate the total projected costs and financial assurance requirements and, accordingly, such estimates will be subject to periodic revision and adjustment at least annually.

  Management believes that cash provided from operations, the availability of working capital and the Company's unused portion of its revolving credit facility as well as the Company's ability to incur additional indebtedness will be for the foreseeable future sufficient to meet operating requirements, fund debt repayments, fund present capital expenditure programs and provide for financial assurance requirements of its disposal facilities.

  Currently, the Company is not aggressively pursuing potential acquisition candidates but will continue to consider acquisitions that make economic sense. While the Company has not entered into any pending agreements for acquisitions, it may do so at any time. Such potential acquisitions could be financed by existing working capital, the use of the Company's existing credit facility, secured or unsecured debt, issuance of common or preferred stock, or issuance of a security with characteristics of both debt and equity, any of which could impact liquidity in the future.

Results of Operations

The Company's primary business segment provides integrated waste management and environmental services which include the operation of nonhazardous solid waste landfills for the disposal of special waste and municipal solid waste; transportation of hazardous and nonhazardous waste; transportation and disposal brokerage and management services; collection services; and environmental engineering, site assessment, analytical laboratory and remediation services. The Company, as part of its transportation operations, also operates a second business segment: a common carrier of general and bulk commodities throughout the United States and several provinces of Canada.

Performance in 1996 compared with 1995

Overall performance. Net operating revenues were $79 million in 1996 compared with $83.7 million in 1995. Net income totaled $3.1 million or $.10 per share compared with a net loss of $29.2 million or $.98 per share in 1995. During 1995, in accordance with the Company's asset impairment policy, the Company performed an analysis for impairment of certain long-lived assets. As a result, in 1995 the Company incurred significant charges for the write-down of assets and the write-down of costs in excess of fair market value of net assets of acquired businesses and other intangibles. In 1995, the Company also incurred significant charges for closure and post-closure monitoring costs associated with the Company's American and East Liverpool landfill facilities.

Segment performance.  Segment performance should be read in conjunction with
Note 12 to the Consolidated Financial Statements.

  Net operating revenues of the Company's primary business segment, integrated waste management and environmental services declined 7% to $63.4 million in 1996 from $67.9 million in 1995. The Company's technical environmental services business reported a modest increase in net operating revenues compared with the prior year primarily as a result of increased remediation business. The net operating revenues of the disposal operations, including disposal brokerage, decreased in 1996 compared to 1995 primarily as a result of lower net operating revenues of the disposal brokerage business and the Company's decision to significantly curtail operations at its East Liverpool landfill facility in July 1996. Net operating revenues of the transportation and transportation related operations declined significantly in 1996 compared with 1995 primarily due to the closing of two transportation terminals resulting in decreased revenues associated with the transportation of hazardous waste and, to a lesser extent, the transportation of industrial waste.

  As previously mentioned, the Company incurred significant charges in 1995 for the write-down of assets, the write-down of costs in excess of fair market value of net assets of acquired businesses and other intangibles and for closure and post-closure monitoring costs. As a result, operating costs of the integrated waste management and environmental services segment were significantly lower in 1996 than in 1995. Operating costs of this segment were 85% of net operating revenues in 1996. Excluding the effects of the aforementioned charges, operating costs would have been 92% of net operating revenues in 1995.
Operating costs of the transportation and transportation related operations decreased as a percentage of net operating revenues primarily as a result of lower depreciation and amortization expense and the closing of transportation terminals which had high operating costs as a percentage of net operating revenues. The disposal operations had lower operating costs in 1996 compared with 1995 primarily due to lower closure and post-closure monitoring expense and reduced depreciation and amortization expense as a result of obtaining an expansion permit in May 1996 for the Company's American landfill facility and improved gross margins on the disposal brokerage business. The technical environmental services business also had lower operating costs in 1996 compared with 1995 primarily as a result of decreased subcontractor costs and decreased depreciation and amortization expense.

  The integrated waste management and environmental services segment recorded operating income of $9.4 million in 1996 compared with an operating loss of $33.8 million in 1995. Excluding the effect of the aforementioned charges on 1995 operating income, the integrated waste management and environmental services segment would have recorded operating income of $5.8 million in 1995. The increase in operating income in 1996 is primarily the result of increased operating income of the transportation and transportation related operations and the technical environmental services business both of which incurred operating losses in 1995.

  The Company's second business segment, the transportation of general and bulk commodities, recorded net operating revenues of $12.2 million in 1996 compared with $12.6 million in 1995. This segment recorded operating income of $.6 million compared with an operating loss of $1.3 million in 1995. The increase in operating income is primarily the result of decreased depreciation and amortization expense in 1996 and the fact that 1995's operating results included a $1.1 million charge relating to impaired assets.

Interest Expense. Interest expense declined significantly to $.2 million in 1996 compared to $1 million in 1995 primarily due to a reduction in the amount of principal outstanding and lower weighted average interest rates. During 1996 and 1995 interest costs capitalized amounted to $.3 million and $1 million, respectively.

General Corporate Expenses. General corporate expenses declined to $5.6 million in 1996 compared to $6.2 million in 1995. In 1995 the Company incurred a $.8 million prepayment charge in connection with the prepayment of a senior secured note prior to maturity.

Net Income (Loss). The Company recorded net income of $3.1 million in 1996 compared with a net loss of $29.2 million in 1995 primarily as a result of the foregoing. The Company recorded a provision for income taxes of $1.8 million in 1996 compared to a benefit for income taxes of $9.8 million in 1995. The Company's overall effective income tax rate, including the effect of state income tax provisions, was 36% in 1996 and 23.6% in 1995. The 1995 overall effective income tax rate was substantially lower than the statutory income tax rates primarily because of the nondeductibility for tax purposes of the amortization and write-down of costs in excess of fair market value of net assets of acquired businesses.

Performance in 1995 compared with 1994

Overall Performance. Net operating revenues were $83.7 million in 1995 compared with $88.8 million in 1994. The Company incurred a net loss of $29.2 million, or $.98 per share in 1995 compared with $2 million of net income, or $.07 per share in 1994. In 1995, in accordance with the Company's asset impairment accounting policy, the Company performed an analysis for impairment of certain long-lived assets. As described further in the following paragraphs and in Note 2 to the Consolidated Financial Statements, such analysis indicated that assets were impaired at the Company's East Liverpool landfill facility, technical environmental services businesses, and certain transportation operations.

  In light of market conditions, regulatory requirements and other business factors, in 1995 East Liverpool Landfill, Inc. ("ELLI") determined that the significant capital investment necessary to develop this facility in the foreseeable future was not economically justified.

  As a result of the decision in the fourth quarter of 1995 not to further develop the facility, the East Liverpool landfill has very limited airspace available for waste disposal and, therefore, the Company decided to significantly reduce the quantity of waste accepted for disposal at this facility. As a result, in accordance with the Company's asset impairment accounting policy and Financial Accounting Standards Board Statement No. 121, during the fourth quarter of 1995 the Company adjusted the carrying value of the East Liverpool landfill assets to reflect the fair value of such assets, resulting in an $11.7 million write-down. Furthermore, because the East Liverpool landfill facility has very limited airspace available for waste disposal, the Company accrued additional closure and post-closure monitoring costs amounting to $6.8 million. Based upon the limited airspace available for waste disposal, the Company also adjusted its contingent obligation to the City of East Liverpool ("City") to reflect the Company's estimate of contingent percentage gross disposal receipt payments and the future costs to be incurred by the Company to provide free waste disposal to the City in accordance with its agreement with the City. This adjustment resulted in the recognition of a gain on the extinguishment of a portion of the aforementioned contingent obligation which was accounted for as an extraordinary credit, net of tax, of $2.5 million.

  In 1990, the Company acquired its technical environmental services businesses and certain transportation operations. The amounts paid by the Company to purchase these operations were based upon historical financial results, market conditions and/or expectations at the time they were acquired. Significant changes have occurred in the environmental industry over the last several years and the financial performance of these operations had significantly deteriorated since their acquisition as a result of, among other things, market conditions and increased competition. Therefore, during 1995, in accordance with the Company's asset impairment accounting policy, the Company evaluated the costs in excess of fair market value of net assets of the technical services companies and the transportation operations to determine if the carrying values of such assets were recoverable.

  The costs in excess of fair market value of net assets of the technical services companies were not identified with any long-lived assets or intangibles at the time of acquisition. Therefore, the Company evaluated the recoverability of such costs in accordance with the Company's asset impairment accounting policy and Accounting Principles Board Opinion No. 17 "Intangible Assets." To ascertain whether a permanent impairment existed, the Company estimated the undiscounted sum of the expected future after-tax operating income of the technical services companies excluding amortization of costs in excess of fair market value of net assets to determine if such sum was less than the carrying value of such costs in excess of fair market value of net assets, which had a
remaining useful life of 20 years.   The evaluation performed by the Company
indicated the existence of an impairment and the Company determined the fair value and measured the extent of the impairment by discounting the expected future after-tax operating income excluding amortization of costs in excess of fair market value of net assets at the Company's incremental borrowing rate of 8.875%. The Company recorded an adjustment of $10.1 million to the carrying value of such assets.

  The recoverability of the costs in excess of fair market value of net assets of the transportation operations was evaluated in accordance with the Company's asset impairment accounting policy and Financial Accounting Standards Board Statement No. 121, because these costs could be identified with long-lived assets and other intangible assets. To ascertain if a permanent impairment existed, the Company estimated the undiscounted sum of the expected future cash flows of the identified assets to determine if such sum was less than the carrying value of such identified assets. The evaluation performed by the Company indicated the existence of an impairment and the Company measured the extent of the impairment by determining the fair value of the long-lived assets based upon quoted market prices. As a result, the Company recorded an adjustment to the carrying value of the costs in excess of fair market value of net assets and other intangible assets of $2.2 million and $.7 million, respectively.

  In the third quarter of 1995, as a result of a resolution reached with the Ohio EPA alleging violation of American Landfill, Inc.'s ("ALI") 1985 permit and related regulations concerning its capacity, ALI incurred a charge of approximately $9.2 million for closure and post-closure monitoring costs.

Segment performance.  Segment performance should be read in conjunction with
Note 12 to the Consolidated Financial Statements.

  Net operating revenues of the Company's primary business segment, integrated waste management and environmental services declined 7% to $67.9 million in 1995 from $73.1 million in 1994. The Company's disposal operations reported decreased net operating revenues in 1995 compared with 1994 as a result of a decrease in disposal volumes and, to a lesser extent, a decrease in average disposal prices. Net operating revenues of the disposal brokerage operations improved due to an increase in the volume of business. Net operating revenues of the transportation and transportation brokerage and management operations were lower in 1995 than in 1994, reflecting a reduction in the level of transportation services provided. The Company's technical environmental services business reported a modest improvement in net operating revenues in 1995 compared with 1994 primarily as a result of increased subcontractor costs charged to the customer with little or no markup, offset by a significant decrease in revenues arising from time billings and, to a lesser extent, laboratory services.

  Operating costs for the integrated waste management and environmental services segment were significantly higher in 1995 compared with 1994 primarily as a result of the aforementioned charges relating to the impaired assets of the Company's disposal, transportation and technical services businesses and the adjustments recorded for closure and post-closure monitoring costs associated with the Company's disposal operations. Excluding the effects of the aforementioned charges, the operating costs of the integrated waste management and environmental services segment were 92% of the segment's net operating revenues in 1995 compared with 87% in 1994. Operating costs of the technical environmental services businesses as well as the transportation and transportation related operations increased in 1995 compared to 1994. The increase in the technical environmental services business operating costs was primarily as a result of increased subcontractor costs. The increase in operating costs as a percentage of net operating revenues for the transportation and transportation related operations was primarily a result of decreased net operating revenues as well as the result of a liability recorded by one of the transportation companies having been identified as a potentially responsible party relating to a hazardous waste disposal facility as more fully described in
Note 9 to the Consolidated Financial Statements. Operating costs of the disposal operations decreased primarily as a result of lower amortization costs associated with the landfill operations. Operating costs of disposal brokerage operations increased primarily due to the increased level of business of the disposal brokerage operations.

  The integrated waste management and environmental services segment incurred an operating loss of $33.8 million in 1995 compared with operating income of $9.3 million in 1994 primarily as a result of the aforementioned charges and decreased net operating revenues. Excluding the effects of the aforementioned charges in 1995, the integrated waste management and environmental services segment would have recorded operating income of $5.8 million. The decrease from $9.3 million in 1994 to $5.8 million in 1995 was primarily the result of the transportation and technical environmental services operations incurring operating losses in 1995, partially offset by increased operating income of the disposal and disposal brokerage operations.

  The Company's second business segment, the transportation of general and bulk commodities, recorded net operating revenues of $12.6 million in 1995 compared with $12.9 million in 1994. This segment incurred an operating loss of $1.3 million in 1995 compared with operating income of $.5 million in 1994. The decrease is primarily the result of increased operating costs in 1995 including $1.1 million relating to the charges for impaired assets as described above.

Interest expense and amortization of debt discount. Interest expense and amortization of debt discount declined slightly to $1 million in 1995 compared with $1.1 million in 1994 primarily due to a reduction in the amount of principal outstanding. During 1995 and 1994 interests costs capitalized amounted to $1 million and $1.5 million, respectively.

General corporate expenses. General corporate expenses increased to $6.2 million in 1995 compared with $5.7 million in 1994 primarily as a result of a $.8 million prepayment charge in connection with the prepayment of a senior secured note prior to maturity as more fully described in Note 4 to the Consolidated Financial Statements.

Net income (loss). A net loss of $29.2 million was incurred in 1995 as compared with net income of $2 million in 1994 primarily as a result of the foregoing. The Company recorded a benefit for income taxes of $9.8 million in 1995 compared to an expense provision of $1.7 million in 1994. The Company's overall effective income tax rate, including the effect of state income tax provisions, was 23.6% in 1995 and 45.2% in 1994. The 1995 overall effective income tax rate was substantially lower than the statutory income tax rates primarily because of the nondeductibility for tax purposes of the amortization and write-down of costs in excess of fair market value of net assets.

Trends and uncertainties

In the ordinary course of conducting its business, the Company becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on its business and financial condition.

  The Company is subject to extensive and evolving environmental laws and regulations that have been enacted in response to technological advances and the public's increased concern over environmental issues. As a result, the Company believes that costs associated with the engineering, construction, ownership and operation of landfills will increase in the future. Competitive factors may require the Company to absorb all or a portion of these increased expenses.

  The federal government as well as numerous states and local governmental bodies are increasingly considering, proposing or enacting legislation to either restrict or impede disposal and/or transportation of waste. A significant portion of the Company's disposal and transportation revenues are derived from the disposal or transportation of out-of-state waste. All of the Company's landfills are located within the State of Ohio. Any regulation restricting or impeding the transportation of waste, the acceptance of out-of-state waste for disposal, or which levies significant taxes on the disposal of waste could have a significant negative effect on the Company.

  Competitive pressures within the environmental industry continue to impact the financial performance of the Company's disposal, transportation and technical environmental services operations. Increases in additional disposal capacity within the industry and aggressive pricing strategies of certain competitors could result in further declines in disposal rates and/or disposal volumes thereby affecting the Company's financial performance. Additionally, a further decline in the rates which customers are willing to pay for its technical environmental and transportation services could impact the future financial performance of the Company's operations.

  During the third quarter of 1996, the Company, through newly organized subsidiaries, started commercial collection operations with the intent to begin residential collection in the future. The Company initially intends to target the local markets in which the Company's American and Mahoning landfills are located.

  The Company recently completed the construction of a landfill gas extraction facility at its American landfill and began production in September 1996. In November 1996 the Company entered into a contract for the sale of all of the landfill gas, the principal component of which is methane. The production and sale of the landfill gas is expected to entitle the Company to qualify for tax credits from the production of fuel from a nonconventional source. These tax credits, which under current legislation expire at the end of 2007, could significantly reduce the Company's overall effective tax rate.

  As a result of East Liverpool Landfill, Inc.'s ("ELLI") previously disclosed decision not to further develop its facility, the East Liverpool landfill has very limited airspace available for waste disposal, and effective July 1, 1996, ELLI significantly reduced the quantity of waste accepted for disposal.

  During the fourth quarter of 1996, the Company's remediation business began experiencing operating losses. Such losses have significantly increased during the first quarter of 1997 primarily as a result of inefficiencies and delays occurring at a remediation project in Denver, Colorado. These operating losses will adversely affect the Company's first quarter financial results. Furthermore, as more fully described below, the Company is currently in a dispute regarding this remediation project.

  In March 1996, the Company entered into an agreement with a customer to provide certain remediation related services at a site in Denver, Colorado. The volume of contaminated materials actually requiring remediation has greatly exceeded the amount originally estimated and the agreement provides for payment to the Company for such additional volume. The customer has refused to make further payments to the Company. On February 14, 1997, the Company filed a demand for arbitration against the customer, claiming, among other things, that the customer has materially breached the agreement. Furthermore, the Company has requested financial assurances from the customer of its ability to pay amounts that are now and will be due and owing to the Company under the agreement. The agreement provides, among other things, that the Company shall not cease work pending the arbitration award but shall proceed with all work, including work that is the subject of the dispute submitted to arbitration. The Company has requested an expedited hearing claiming that the Company will be severely prejudiced if it is required to continue to work at the site without adequate assurance that it will be paid. On March 21, 1997 the Company was advised that another contractor had been selected to complete the project. Failure to resolve the pending dispute in favor of the Company could have a material adverse effect on the Company's future financial results.

Inflation impact

The Company has not entered into any long-term fixed price contracts which could adversely impact financial performance in periods of inflation. In general, management believes that rising costs resulting from price inflation could be passed on to customers; however, the Company may need to absorb all or a portion of these cost increases until current competitive conditions ease. During the three years ended December 31, 1996, management believes inflationary pressures did not significantly impact the Company's financial performance.

American Waste Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Balance Sheets

   (in thousands, except for shares)

                                                                                                     December 31,
                                                                                                 -------------------
                                                                                                    1996       1995
                                                                                                 -------------------
Assets
Current Assets:
  Cash and cash equivalents.....................................................                 $  4,286   $  5,186
  Accounts receivable, less allowance for
   doubtful accounts of $506 in 1996 and $778 in 1995...........................                   14,510     14,481
  Refundable income taxes.......................................................                       --      5,519
  Current deferred tax benefit (Note 5).........................................                      197        191
  Prepaid expenses and other current assets.....................................                    3,019      2,931
                                                                                                 -------------------
      Total current assets......................................................                   22,012     28,308
Property and equipment, net (Notes 2, 3 and 4)..................................                   89,637     78,636
Deposits (Note 10)..............................................................                    2,314      5,117
Costs in excess of fair market value of net assets of acquired businesses, net
 (Notes 1 and 2)................................................................                    3,193      3,365
Other assets, net (Notes 1 and 2)...............................................                      307        310
                                                                                                 -------------------
      Total assets..............................................................                 $117,463   $115,736
                                                                                                 -------------------
Liabilities and Shareholders' Equity
Current Liabilities:
  Current portion of long-term debt (Notes 2 and 4).............................                 $    305   $    358
  Accounts payable..............................................................                    8,495      5,970
  Accrued payroll and other compensation........................................                    1,076        920
  Accrued income taxes..........................................................                      315        166
  Other accrued taxes...........................................................                    2,127      1,804
  Other liabilities and accrued expenses (Notes 1 and 6)........................                    3,411      2,959
                                                                                                 -------------------
      Total current liabilities.................................................                   15,729     12,177
Long-term debt (Notes 2 and 4)..................................................                    3,836      8,748
Deferred income taxes (Note 5)..................................................                    7,757      6,559
Accrued closure costs and post-closure monitoring costs (Notes 1, 2 and 10).....                   16,932     18,519
Other noncurrent liabilities (Note 2)...........................................                    2,277      2,488
Contingencies and Commitments (Notes 9, 10 and 11):
Shareholders' Equity (Notes 6, 7 and 8):
  Preferred Stock, no par value; authorized 2,000,000 shares;
   no shares issued or outstanding..............................................                       --         --
  Class A Common Stock, no par value, one vote per share; authorized
   70,000,000 shares; issued 25,015,615 shares at December 31, 1996
   and 24,784,466 shares at December 31, 1995...................................                   63,702     63,136
  Class B Common Stock, no par value, ten votes per share; authorized
   30,000,000 shares; issued 5,165,569 shares at December 31, 1996
   and 5,170,844 shares at December 31, 1995....................................                      780        781
  Retained earnings.............................................................                    6,630      3,508
  Treasury Stock, Class B Common Stock, at cost.................................                     (180)      (180)
                                                                                                 -------------------
       Total shareholders' equity...............................................                   70,932     67,245
                                                                                                 -------------------
       Total liabilities and shareholders' equity...............................                 $117,463   $115,736
                                                                                                 -------------------

  See accompanying notes to consolidated financial statements.

American Waste Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Operations

  (in thousands, except for per share amounts)

                                                                                         Year Ended December 31,
                                                                                  ----------------------------------
                                                                                     1996           1995       1994
                                                                                  ----------------------------------
Net operating revenues..........................................................  $ 79,024       $ 83,700   $ 88,779

Cost and expenses:
  Cost of operations............................................................    63,269         71,754     71,510
  Closure and post-closure monitoring costs (Notes 2 and 10)....................       591         17,124      1,223
  Write-down of costs in excess of fair market value of net assets
   of acquired businesses and other intangibles (Note 2)........................        --         13,020         --
  Write-down of assets (Note 2).................................................        --         11,685         --
  Selling, general and administrative expense...................................    10,688         10,421     11,707
                                                                                  ----------------------------------
Income (loss) from operations...................................................     4,476        (40,304)     4,339


Other income (expense):
  Interest expense (Note 4).....................................................      (223)          (974)      (839)
  Amortization of debt discount (Note 2)........................................        --             --       (289)
  Interest income...............................................................       390            665        450
  Other income (expense), net (Note 4)..........................................       236           (940)        59
                                                                                  ----------------------------------
Income (loss) before income taxes and extraordinary credit......................     4,879        (41,553)     3,720


Provision (benefit) for income taxes (Note 5):
  Current.......................................................................       565         (4,742)     1,412
  Deferred......................................................................     1,192         (5,081)       268
                                                                                  ----------------------------------
                                                                                     1,757         (9,823)     1,680
                                                                                  ----------------------------------
Income (loss) before extraordinary credit.......................................     3,122        (31,730)     2,040

Extraordinary credit, net of tax (Note 2).......................................        --          2,489         --
                                                                                  ----------------------------------
Net income (loss)...............................................................  $  3,122       $(29,241)  $  2,040
                                                                                  ----------------------------------
Net income (loss) per share before extraordinary credit.........................      $.10         $(1.06)      $.07

Extraordinary credit per share..................................................        --            .08         --
                                                                                  ----------------------------------
Net income (loss) per share.....................................................      $.10          $(.98)      $.07
                                                                                  ----------------------------------
Weighted average shares outstanding (Note 1)....................................    30,236         29,982     29,888
                                                                                  ----------------------------------

 See accompanying notes to consolidated financial statements.

American Waste Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows


  (in thousands)

                                                                                          Year Ended December 31,
                                                                                  ----------------------------------
                                                                                      1996           1995       1994
                                                                                  ----------------------------------
Operating activities:
  Net income (loss).............................................................  $  3,122       $(29,241)  $  2,040
  Reconciliation of net income to cash provided by operating activities:
    Extraordinary credit........................................................        --         (2,489)        --
    Depreciation and amortization...............................................     6,975          8,561     10,906
    Closure and post-closure monitoring costs...................................       591         17,124      1,223
    Write-down of costs in excess of fair market value of net assets
     of acquired businesses and other intangibles...............................        --         13,020         --
    Write-down of assets........................................................        --         11,685         --
    Amortization of debt discount...............................................        --             --        289
    Provision (benefit) for deferred income taxes...............................     1,192         (5,081)       268
    Provision for losses on accounts receivable.................................       (85)           610      1,007
    (Gain) loss on sales of fixed assets........................................      (103)           302         57
    Change in assets and liabilities excluding the
     effects of business acquisitions:
     (Increase) decrease in accounts receivable.................................        56          5,825     (5,022)
     (Increase) decrease in refundable taxes....................................     5,519         (5,363)       (60)
     (Increase) decrease in prepaid expenses and other current assets...........       (88)          (759)     1,190
     (Increase) decrease in other assets........................................       (37)             5       (133)
     Increase in accounts payable...............................................     2,525            855        555
     Increase (decrease) in accrued payroll and other compensation..............       156           (683)         2
     Increase in accrued income taxes...........................................       149              2        128
     Increase (decrease) in other accrued taxes.................................       323            576         (5)
     Increase (decrease) in other liabilities and accrued expenses..............     1,016           (417)      (638)
     Decrease in accrued closure costs and post-closure
        monitoring costs........................................................    (2,178)            --         --
     Increase (decrease) in other noncurrent liabilities........................      (211)           623         --
                                                                                  ----------------------------------
        Net cash provided by operating activities...............................    18,922         15,155     11,807
                                                                                  ----------------------------------
Investing activities:
  Capital expenditures..........................................................   (18,754)       (11,032)    (6,224)
  Business acquisitions, net of cash acquired...................................        --             --        (87)
  Proceeds from sales of fixed assets...........................................     1,094             86        276
  (Increase) decrease in deposits, net..........................................     2,803            920       (866)
                                                                                  ----------------------------------
        Net cash used in investing activities...................................   (14,857)       (10,026)    (6,901)
                                                                                  ----------------------------------
Financing activities:
  Proceeds from sale of common stock............................................        --              6         --
  Proceeds from issuance of long-term debt......................................     3,100          9,831        102
  Repayments of long-term debt..................................................    (8,065)       (17,127)    (4,128)
                                                                                  ----------------------------------
        Net cash used in financing activities...................................    (4,965)        (7,290)    (4,026)
                                                                                  ----------------------------------
Increase (decrease) in cash and cash equivalents................................      (900)        (2,161)       880
Cash and cash equivalents at beginning of year..................................     5,186          7,347      6,467
                                                                                  ----------------------------------
Cash and cash equivalents at end of year........................................  $  4,286       $  5,186   $  7,347
                                                                                  ----------------------------------


  For supplemental disclosures of cash flow information and non-cash investing and financing activities, see Notes 1, 2, 5 and 6.

  See accompanying notes to consolidated financial statements.

American Waste Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Shareholders' Equity
 (in thousands)

                                    For The Three Years Ended December 31, 1996
                             ------------------------------------------------------------------
                                                                                   Class B
                                 Shares          Common Stock                   Treasury Stock
                             ----------------   ----------------    Retained    ---------------
                             Class A  Class B   Class A  Class B    Earnings    Shares   Cost
                             ------------------------------------------------------------------
Balance at January 1, 1994.  23,551   6,173     $62,346  $ 967      $ 30,709         39  $180
  Stock contributed to
   401(k) plan
   (Note 6)................     228      --         598     --            --         --    --
  Conversion of shares by
   shareholders
   (Note 8)................     691    (691)        129   (129)           --         --    --
  Net income...............      --      --          --     --         2,040         --    --
                             ------------------------------------------------------------------
Balance at December 31,
 1994......................  24,470   5,482      63,073    838        32,749         39   180
  Exercise of stock options
    (Note 7)...............       3      --           6     --            --         --    --
 Conversion of shares by
   shareholders
   (Note 8)................     311    (311)         57    (57)           --         --    --
  Net loss.................      --      --          --     --       (29,241)        --    --
                             ------------------------------------------------------------------
Balance at December 31,
 1995......................  24,784   5,171      63,136    781         3,508         39   180
  Stock Contributed to
   401(k) plan
    (Note 6)...............     226      --         565     --            --         --    --
  Conversion of shares by
   shareholders
    (Note 8)...............       5      (5)          1     (1)           --         --    --
  Net income...............      --      --          --     --         3,122         --    --
                             ------------------------------------------------------------------
Balance at December 31,
 1996......................  25,015   5,166     $63,702  $ 780      $  6,630         39  $180
                             ------------------------------------------------------------------

 See accompanying notes to consolidated financial statements.

American Waste Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

The significant accounting policies of American Waste Services, Inc. and its subsidiaries (collectively the "Company" or "AWS"), which are summarized below, are consistent with generally accepted accounting principles and reflect practices appropriate to the businesses in which they operate. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to be consistent with the 1996 presentations.

Principles of consolidation

The consolidated financial statements include the accounts of American Waste Services, Inc. and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include money market instruments and other highly liquid investments that are stated at cost which approximates market value. Such investments, which mature in three months or less from date of purchase, are considered to be cash equivalents for purposes of the consolidated statements of cash flows. The balance of such short-term investments was $2,016,000 and $3,627,000 at December 31, 1996 and 1995, respectively.

Financial instruments

The carrying amount of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximated fair value at December 31, 1996 and 1995 because of the relatively short maturity of these instruments.

Property and equipment

Disposal sites include the cost of acquisitions in addition to engineering, permitting and certain preparation costs related to disposal sites in operation. These costs are amortized as disposal capacity is used which is based on engineering estimates of remaining available airspace. Engineering, legal and other costs associated with the expansion of capacity of existing sites are deferred until receipt of all necessary operating permits. Such costs are capitalized and amortized after receipt of the necessary operating permits. Disposal site improvements are capitalized and amortized using the straight-line method over the estimated useful life of the asset which varies from 5 to 20 years. All other property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset which varies from 5 to 50 years in the case of buildings and improvements and from 3 to 15 years in the case of all other property and equipment.

  Major additions and improvements are charged to the property and equipment accounts while replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed currently. The cost of assets retired or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts in the year of disposal. Gains or losses resulting from disposals of property and equipment are credited or charged to operations currently. Interest costs are capitalized on significant projects of landfill development or expansion and other construction (see Note 4).

Closure costs and post-closure monitoring costs

Disposal site closure costs and post-closure monitoring costs are estimated based on currently available facts, existing technology and presently enacted laws and regulations. Such costs are accrued over the estimated life of the related disposal site as disposal capacity is utilized based on engineering estimates of remaining available airspace. Upon the effective date of the federal "Subtitle (D) Regulations," October 9, 1993, the Company began accruing estimated closure costs and post-closure monitoring costs. Closure costs and post-closure monitoring costs charged to operations were $591,000 in 1996, $17,124,000 in 1995, and $1,223,000 in 1994. The balance of accrued closure and post-closure monitoring costs at December 31, 1996 was $18,199,000 of which $1,267,000 is included in "Other current liabilities" and $16,932,000 is
included in "Accrued closure costs and post-closure monitoring costs."    At
December 31, 1995 the balance was $18,519,000, all of which was included in "Accrued closure costs and post-closure monitoring costs." As a result of an agreement between American Landfill, Inc. and the Ohio Environmental Protection Agency ("Ohio EPA") and an asset impairment at the East Liverpool landfill facility, the Company incurred significant adjustments for closure and post-closure monitoring costs in 1995 (see Notes 2 and 10).

Costs in excess of fair market value of net assets of acquired businesses

The costs in excess of fair market value of net assets of acquired businesses is amortized on a straight-line basis over 25 years. Amortization of these costs was $172,000 in 1996 and $798,000 in 1995 and 1994. Accumulated amortization at December 31, 1996 and 1995 was $4,453,000 and $4,281,000, respectively. During the fourth quarter of 1995 in accordance with the Company's asset impairment accounting policy, a portion of the costs in excess of fair market value of net assets of acquired businesses was written off (see Note 2).

Other intangible assets

Included in the balance of "Other assets, net" are other intangible assets of $163,000 and $177,000 at December 31, 1996 and 1995, respectively. Other intangible assets consist primarily of a coal mining permit for the Company's American landfill facility. The permit is amortized as the coal is mined during construction of the landfill facility and is based upon engineering estimates of remaining coal reserves. In 1995 other intangible assets consisted primarily of the cost of intrastate operating authorities related to transportation operations which were being amortized on a straight-line basis principally over periods not exceeding 25 years. In the fourth quarter of 1995 the intrastate operating authorities relating to the transportation operations were written off (see Note 2). Amortization of other intangible assets in 1996, 1995 and 1994 was $41,000, $65,000 and $84,000, respectively.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue recognition

The Company recognizes revenue for waste disposal services when the waste is accepted at the landfill sites and revenue related to transportation services is recognized on the date of delivery. Revenue for collection and technical services, excluding laboratory services, is recognized as services are performed, while revenue for laboratory services is recognized when the service is completed. On contracts where the percentage-of-completion method is used, revenue is recognized for a portion of the total contract revenue, in the proportion that costs incurred bear to management's estimate of total contract costs to be incurred, commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. Earnings and costs on contracts are subject to revision throughout the terms of the contract, and any required revisions are made in the periods in which revisions become known. Provision is made for the full amount of anticipated losses in the period in which they are determinable.

  Costs and estimated earnings in excess of billings on uncompleted contracts represent revenues recognized on contracts for which billings will be presented in accordance with contract provisions. Such revenues are generally expected to be billed and collected within one year.

Net income (loss) per share

Class A Common Stock and Class B Common Stock are considered as one class of stock for the calculation of net income (loss) per share. All per share data has been computed using the weighted average number of common and common equivalent shares outstanding each year which amounted to 30,236,000, 29,982,000 and 29,888,000 in 1996, 1995 and 1994, respectively. Common equivalent shares, which represent shares issuable upon the exercise of outstanding stock options, were 129,000, 67,000 and -0- in 1996, 1995 and 1994, respectively.

Asset impairments

In the fourth quarter of 1995, the Company adopted Financial Accounting Standards Board Statement No. 121 entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which was not significantly different from the Company's previous asset impairment accounting policy. The Company periodically reviews the carrying value of certain of its assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected future cash flows of such assets to determine if such sum is less than the carrying value of such assets to ascertain if a permanent impairment exists. If a permanent impairment exists, the Company would determine the fair value by using quoted market prices, if available, for such assets, or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets.

Impact of new accounting requirements

On October 23, 1995, the Financial Accounting Standards Board issued FAS No. 123, "Accounting for Stock-Based Compensation," which is effective for financial statements for fiscal years beginning after December 15, 1995. Statement No. 123 provides a fair value method of accounting for stock-based compensation arrangements rather than the intrinsic value based method contained in APB Opinion No. 25. The Statement does not require an entity to adopt the new fair value based method for purposes of preparing its basic financial statements. Entities that retain the APB Opinion No. 25 method of accounting are required to display in the footnotes pro forma net income and earnings per share information as if the fair value based method had been adopted. The Company did not adopt the fair value method provided in Statement No. 123.

  The Company performed an analysis under the fair value method of accounting for stock-based compensation arrangements and has determined that the stock-based compensation would be immaterial to the consolidated financial statements of the Company. Therefore, no pro forma information is presented.

Note 2.  Impairment of Long-lived Assets

In 1995, in accordance with the Company's asset impairment accounting policy, the Company performed an analysis for impairment of certain long-lived assets. As described further in the following paragraphs, such evaluation indicated asset impairments at the Company's East Liverpool landfill facility, technical environmental services businesses, and transportation operations.

  On February 2, 1990, East Liverpool Landfill, Inc. ("ELLI"), a wholly owned subsidiary of the Company, entered into an agreement with the City of East Liverpool, Ohio, ("City") to manage and operate the City's landfill facility. ELLI also entered into an agreement with the City to purchase its landfill facility for $1,043,000 in cash, to provide $1,000,000 in cash to the City for improvements, provide up to 700 tons of free waste disposal per month, and to make minimum disposal fee payments of $600,000 per year to the City for a period of 20 years if ELLI was successful in being granted a new permit by the Ohio Environmental Protection Agency. On March 1, 1993, the Ohio Environmental Protection Agency granted a permit to upgrade the facility in accordance with Ohio's "best available technology" standards and the acquisition of the East Liverpool landfill facility was then consummated on March 3, 1993. This acquisition was accounted for using the purchase method of accounting. The present value of the minimum annual disposal fee payments, determined using a discount rate of 8%, totaled $5,891,000 and had been recorded as a long-term debt as of the date of acquisition. The purchase price of the facility, which included the liability for minimum annual disposal fee payments and other liabilities of $162,000, totaled $8,250,000 and was allocated to property and equipment.

  On June 29, 1994, the City filed an action against ELLI in the Court of Common Pleas, Columbiana County, Ohio, relating to the agreement regarding the sale and purchase of the East Liverpool landfill entered into by the City and ELLI on February 2, 1990 (the "Agreement").

  On August 29, 1994, ELLI entered into an Agreed Judgment Entry of Consolidation, Settlement and Dismissal (the "Entry") with the City and others. The Entry modified certain terms of the Agreement. The Entry obligated the Company to provide up to 700 tons of free waste disposal at either its American landfill facility or Mahoning landfill facility should the East Liverpool facility stop accepting waste, and eliminated the requirement for ELLI to make a minimum annual payment of $600,000 per year to the City. The Entry further provided that ELLI will continue to pay the City 17% of gross disposal receipts until March 1, 1998 and 18% of gross disposal receipts for the remaining 15-year term of the Agreement. The Company was unable to estimate the amount of contingent percentage gross disposal receipt payments that would be made to the City during the term of the Agreement. Accordingly, the Company reclassified the remaining liability recorded at the date of acquisition from long-term debt to other noncurrent liabilities.

  In light of market conditions, regulatory requirements and other business factors, in 1995 ELLI determined that the significant capital investment necessary to develop this facility in the foreseeable future was not economically justified.

  As a result of the decision in the fourth quarter of 1995 not to further develop the facility, the East Liverpool landfill has very limited airspace available for waste disposal. Therefore, the Company decided to significantly reduce the quantity of waste accepted for disposal at this facility. As a result, in accordance with the Company's asset impairment accounting policy and Financial Accounting Standards Board Statement No. 121, the Company determined that the assets of the East Liverpool landfill were impaired. Accordingly, in the fourth quarter of 1995, the Company adjusted the carrying value of the East Liverpool landfill to reflect the fair value of such assets resulting in an $11,685,000 write-down. Such amount is included in the Consolidated Statements of Operations for 1995 under the caption "Write-down of assets." Furthermore, because the East Liverpool landfill facility has very limited airspace available for waste disposal, in the fourth quarter of 1995, the Company accrued additional closure and post-closure monitoring costs amounting to $6,821,000. This charge is included under the caption "Closure and Post-closure Monitoring Costs" on the Consolidated Statements of Operations for 1995. Based upon the limited airspace available for waste disposal, the Company also adjusted its contingent obligation to the City of East Liverpool, as described above, to reflect the Company's estimate of contingent percentage gross disposal receipt payments and the future costs to be incurred by the Company to provide free waste disposal to the City in accordance with its agreement with the City. This adjustment resulted in the recognition of a gain on the extinguishment of a portion of the aforementioned contingent obligation which was accounted for as an extraordinary credit, net of tax, of $2,489,000 in 1995. Such contingent noncurrent liability at December 31, 1996 and December 31, 1995 amounted to
$1,336,000 and $1,548,000, respectively.   Future percentage gross disposal
receipt payments and the free waste disposal provided to the City will reduce the carrying amount of such contingent noncurrent liability.

  In 1990, the Company acquired its technical environmental services businesses and certain transportation operations. The amounts paid by the Company to purchase these operations were based upon historical financial results, market conditions and/or expectations at the time they were acquired. Significant changes have occurred in the environmental industry over the last number of years and the financial performance of these operations had significantly deteriorated since their acquisition as a result of, among other things, market conditions and increased competition. During 1995, in accordance with the Company's asset impairment accounting policy, the Company evaluated the costs in excess of fair market value of net assets of the technical services companies and the transportation operations to determine if the carrying values of such assets were recoverable.

  The costs in excess of fair market value of net assets of the technical services companies were not identified with any long-lived assets or intangibles at the time of acquisition. Therefore, the Company evaluated the recoverability of such costs in accordance with the Company's asset impairment accounting policy and Accounting Principles Board Opinion No. 17 "Intangible Assets." To ascertain whether a permanent impairment existed, the Company estimated the undiscounted sum of the expected future after-tax operating income of the technical services companies excluding amortization of costs in excess of fair market value of net assets to determine if such sum was less than the carrying value of such costs in excess of fair market value of net assets, which had a remaining useful life of 20 years. The evaluation performed by the Company indicated the existence of an impairment and the Company determined the fair value and measured the extent of the impairment by discounting the expected future after-tax operating income excluding amortization of costs in excess of fair market value of net assets at the Company's incremental borrowing rate of 8.875%. As a result, in the fourth quarter of 1995 the Company recorded an adjustment of $10,106,000 to the carrying value of the costs in excess of fair market value of net assets. The adjustment is included in the Consolidated Statements of Operations for 1995 under the caption "Write-down of costs in excess of fair market value of net assets of acquired businesses and other intangibles."

  The recoverability of the costs in excess of fair market value of net assets of the transportation operations was evaluated in accordance with the Company's asset impairment accounting policy and Financial Accounting Standards Board Statement No. 121, because these costs could be identified with long-lived assets and other intangible assets. To ascertain if a permanent impairment existed, the Company estimated the undiscounted sum of the expected future cash flows of the identified assets to determine if such sum was less than the carrying value of such identified assets. The evaluation performed by the Company indicated the existence of an impairment and the Company measured the extent of the impairment by determining the fair value of the long-lived assets based upon quoted market prices. As a result, in the fourth quarter of 1995, the

Company recorded an adjustment to the carrying value of the costs in excess of fair market value of net assets and other intangible assets of $2,194,000 and $720,000, respectively. The adjustments are included in the Consolidated Statements of Operations for 1995 under the caption "Write-down of costs in excess of fair market value of net assets of acquired businesses and other intangibles."

Note 3.  Property and Equipment

Property and equipment at December 31, 1996 and 1995 consist of the following (in thousands)(see Note 2:


                                                                                1996      1995
                                                                              ------------------
Land and land improvements..................................................  $  8,452  $  8,448
Disposal sites and improvements.............................................    66,781    52,256
Buildings and improvements..................................................    15,143    14,588
Machinery and equipment.....................................................    15,385    14,227
Transportation equipment
  and vehicles..............................................................    13,051    12,781
Office furniture and equipment..............................................     5,014     4,639
Construction in progress....................................................    11,570    12,588
                                                                              ------------------
                                                                               135,396   119,527
Less accumulated depreciation
  and amortization..........................................................    45,759    40,891
                                                                              ------------------
Property and equipment, net.................................................  $ 89,637  $ 78,636
                                                                              ------------------

Note 4.  Debt
Long-term debt at December 31, 1996 and 1995 is as follows (in thousands):

                                                                                  1996      1995
                                                                              ------------------
Unsecured revolving credit facility and term
  loan agreement, with interest at prime
  at December 31, 1996 and 3/8% above
  prime at December 31, 1995................................................  $  2,600  $  7,115
Equipment loans secured by certain
  transportation equipment, payable
  monthly through August 1998, with
  interest at 8.8%..........................................................       324       650
Variable rate loan collateralized by mortgage
  on golf course property, payable monthly
  through March 2008, with interest rate
  ceiling of 8% until March 1998 and
  9.5% thereafter...........................................................     1,217     1,323
Capital leases and other notes payable......................................        --        18
                                                                              ------------------
Total long-term debt........................................................     4,141     9,106
Less current portion........................................................       305       358
                                                                              ------------------
                                                                              $  3,836  $  8,748
                                                                              ------------------

  Aggregate annual maturities of the long-term debt total $305,000, $230,000, $106,000, $106,000, and $903,000 for the years 1997 through 2001, respectively.

  In December 1994, the Company entered into an $18 million unsecured revolving credit facility with two banks. Such facility provided for revolving credit loans during the first three years and/or term loans payable quarterly with a final maturity date no later than seven years from the date of the agreement. On December 31, 1996 the Company amended such agreement to extend the revolving credit loans to December 31, 2000 and the final maturity date on term loans to no later than seven years from the amendment date. On December 31, 2000 the Company must convert any outstanding revolving credit loans into term loans payable quarterly with a final maturity date no later than December 31, 2003. The agreement also provides for the issuance of letters of credit up to an aggregate amount of $13 million until December 31, 2000.

  Borrowings under the amended agreement bear interest at prime or, at the Company's option, at a fixed rate above the Eurodollar rate. The agreement provides for an annual fee of 3/8% on the unused portion of the facility and requires the Company to maintain certain financial ratios. The amount of borrowings outstanding under the revolving credit facility at December 31, 1996 and December 31, 1995 was $2,600,000 and $7,115,000, respectively, and the weighted average interest rate was 8.25% at December 31, 1996. In December 1995 the Company used the unsecured revolving credit facility to prepay a senior secured note prior to its stated maturity. In doing so, the Company incurred a prepayment charge of approximately $750,000. Such amount is included in the Consolidated Statements of Operations for 1995 under the caption "Other income (expense), net." The Company also had $8 million and $-0- in outstanding letters of credit at December 31, 1996 and December 31, 1995, respectively. The letters of credit were utilized to capitalize a captive insurance company, incorporated and licensed under the laws of the State of Vermont, which issued an insurance policy to provide the required financial assurances for closure and post-closure monitoring costs to the State of Ohio for the Company's American and Mahoning landfill facilities.

  During August 1995, a subsidiary of the Company borrowed $1,350,000 from a bank to refinance a previous loan and to finance the construction of a banquet facility. Proceeds from the new loan were used to repay the remaining unpaid principal balance of the previous loan which was approximately $850,000. The new loan is repayable in equal monthly installments over an initial term of
12.75 years and provides for interest at a variable rate of 3/4% over the bank's prime rate with an interest rate ceiling of 8% per annum until March 22, 1998. Thereafter, the maximum interest rate will be 9.5% per annum. The golf course property together with the pro shop, restaurant facility and banquet facility serve as collateral securing repayment of this indebtedness.

  Interest costs related to significant projects of landfill development or expansion and other construction are capitalized. Interest costs capitalized totaled $313,000, $1,029,000 and $1,524,000 in 1996, 1995 and

1994, respectively. Total interest costs and amortization of debt discount incurred by the Company totaled $536,000, $2,003,000 and $2,652,000 in 1996,
1995 and 1994, respectively. Interest payments in 1996, 1995 and 1994 were $459,000, $2,056,000 and $2,383,000, respectively.

Note 5.  Income Taxes

  Income (loss) before income taxes for each of the three years ended December 31, 1996 was subject to taxation under United States jurisdictions only.

Total income tax expense (benefit) for the year ended December 31, 1995 was allocated as follows:

  Income (loss) from continuing operations............................................           $(9,823)
  Extraordinary item..................................................................             1,339
                                                                                                 -------
                                                                                                 $(8,484)
                                                                                                 -------

The provisions (benefits) for income taxes charged to operations consist of the following (in thousands):

                                                                                          1996      1995     1994
                                                                                        --------------------------
Current:
  Federal.............................................................................     438   $(4,814)  $1,185
  State...............................................................................     127        72      227
                                                                                        --------------------------
                                                                                           565    (4,742)   1,412
                                                                                        --------------------------
Deferred:
  Federal.............................................................................   1,208    (4,699)     334
  State...............................................................................     (16)     (382)     (66)
                                                                                        --------------------------
                                                                                         1,192    (5,081)     268
                                                                                        --------------------------
                                                                                         1,757   $(9,823)  $1,680
                                                                                        --------------------------

  The tax effects of temporary differences that give rise to significant portions of the deferred tax (assets) liabilities at December 31, 1996 and 1995 are as follows (in thousands):


                                            1996      1995
                                           -----------------
Deferred tax assets:
Accounts receivable, principally due to
  allowance for doubtful accounts........  $ (131)  $  (243)
Reserves not deductible until paid.......    (564)     (444)
Net operating loss carry-forwards........    (101)   (1,016)
Alternative minimum tax credit
  carry-forwards.........................    (181)     (372)
Other....................................     (21)      (72)
                                           -----------------
Gross deferred tax assets................    (998)   (2,147)
Less valuation allowance.................      75        75
                                           -----------------
Net deferred tax assets..................  $ (923)  $(2,072)
                                           -----------------
Deferred tax liabilities:
Property and equipment...................  $8,466   $ 8,298
Other....................................      17       142
                                           -----------------
Gross deferred tax liabilities...........   8,483     8,440
                                           -----------------
Net deferred tax liability...............  $7,560   $ 6,368
                                           -----------------

          The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income (loss) before income taxes as a result of the following differences (in thousands):

                                       1996      1995      1994
                                      ---------------------------
Income (loss) before income taxes
  and extraordinary credit..........  $4,879   $(41,553)  $3,720
Federal statutory tax rate..........      35%        35%      35%
                                      ---------------------------
                                       1,708    (14,544)   1,302
State income taxes, net of federal
  income tax benefits...............      72       (250)     105
Nondeductible amortization
  and depreciation..................      60      4,584      279
Change in the valuation
  allowance for deferred tax
  assets allocated to income
  tax expense.......................      --         75       --
Nonconventional fuel production
  tax credits.......................     (83)        --       --
Other, net..........................      --        312       (6)
                                      ---------------------------
                                      $1,757   $ (9,823)  $1,680
                                      ---------------------------

  The Company received income tax refunds, net of payments, of $5,102,000 in 1996. The Company made income tax payments of $599,000 and $1,427,000 in 1995 and 1994, respectively.

Note 6.  Retirement Benefits

The Company sponsors a defined contribution profit sharing plan that is a qualified tax deferred benefit plan under Section 401(k) of the Internal Revenue Code (the "Plan"). Substantially all employees are eligible to participate in the Plan. The Plan provides for Company contributions equal to 4% of each participant's annual compensation. In addition, discretionary contributions may be made by the Company from time to time in an amount determined by the Company's Board of Directors. Mandatory contributions are fully vested immediately while discretionary contributions vest on a graduated basis and become 100% vested after six years of service. Plan participants may also contribute a portion of their annual compensation to the Plan, subject to maximums imposed by the Internal Revenue Code and related regulations. Costs charged to operations for Company contributions were $564,000, $566,000, and $574,000 for the years 1996, 1995 and 1994, respectively. The Company may make all or a portion of its contributions in the form of Class A Common Stock and 2,500,000 shares have been reserved for this purpose. The liability for Company contributions for 1996 and 1995 was satisfied by the contribution of 282,808 shares and 225,874 shares, respectively, of Class A Common Stock. The contribution of shares for 1996 was made in February 1997 and the contribution of shares for 1995 was made in February 1996. Such shares were issued from the authorized but unissued Class A Common Stock of the Company. Cash was contributed by the Company to satisfy its liability to the Plan for 1994.

Note 7.  Stock Option Plans

The 1990 Long-Term Incentive Plan adopted as of August 1, 1990, as amended (the "1990 Plan"), provides for the granting of options which are either intended to qualify as "incentive stock options" under the Internal Revenue Code ("IS's") or are "non-qualified stock options" ("NQS's"). The Company has reserved 3,000,000 shares of Class A Common Stock for issuance to employees and non-employee directors. The Option Plan Committee of the Company's Board of Directors determines grants to be made with the exception of grants of NQS's to non-employee directors of the Company which are determined by the Board of Directors. NQS's may be granted with an exercise price which is not less than 85% of the fair market value of the Class A Common Stock on the date of grant. IS's may be granted with an exercise price which is not less than 100% of fair market value of the Class A Common Stock on the date of grant, except IS's granted to an employee who owns 10% or more of the total combined voting power of all classes of stock of the Company must be at least 110% of the fair market value at the date of grant. Prior to adopting the 1990 Plan, the company established the 1990 Stock Option Plan (the "Old Plan") as of January 16, 1990 for the purpose of granting options for Class B Common Stock to salaried employees of the Company who were neither officers nor directors. Options granted under the Old Plan had a five-year term from the date of grant. All such options expired on January 16, 1995. No additional options will be granted under the Old Plan. The following summarizes the stock option activity for the three years ended December 31, 1996:

                                         Number         Per Share
1990 Plan (Class A Common Stock)       of options      option price
                                      ------------------------------
Outstanding at January 1, 1994....      1,362,813      $2.00-$12.88
Cancelled.........................        205,528      $2.00-$10.00
                                      ------------------------------
Outstanding at December 31, 1994..      1,157,285      $2.00-$12.88
Granted...........................         15,000      $2.00
Exercised.........................          3,000      $2.00
Cancelled.........................         76,090      $2.00-$10.00
                                      ------------------------------
Outstanding at December 31, 1995..      1,093,195      $2.00-$12.88
Granted...........................        545,000      $2.38
Cancelled.........................        388,450      $2.00-$10.00
                                      ------------------------------
Outstanding at December 31, 1996..      1,249,745      $2.00-$12.88
Exercisable  at December 31, 1996.        537,945      $2.00-$12.88
                                      -----------
Available for grant at
  December 31, 1996...............      1,750,255
                                      -----------
Old Plan (Class B Common Stock)
Outstanding at January 1, 1994....        226,004      $3.51
Cancelled.........................         43,248      $3.51
Outstanding at December 31, 1994..        182,756      $3.51
                                      ------------------------------
Cancelled.........................        182,756      $3.51
Outstanding at December 31, 1995
  and 1996........................             --
                                      -----------

Note 8.  Shareholders' Equity

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the shareholders. Except for the election of the Company's Board of Directors, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented for a vote of the shareholders. However, with regard to the election of directors, the holders of the Class A Common Stock, voting as a separate class, will elect the minimum number of directors as shall constitute at least 25% of the total Board of Directors and the holders of the Class B Common Stock, voting as a separate class, will elect the remaining directors for as long as the outstanding Class B Common Stock has more than 50% of the total outstanding voting power of the common stock. Thereafter, the holders of the Class A and Class B Common Stock will vote together as a single class for the election of directors. The holders of a majority of all outstanding shares of Class A Common Stock or Class B Common Stock, voting as separate classes, must also approve amendments to the Articles of Incorporation that adversely affect the shares of their class. Shares of Class A Common Stock and Class B Common Stock do not have cumulative voting rights.

  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the shareholder. Shares of Class B Common Stock are also automatically converted into shares of Class A Common Stock on the transfer of such shares to any person other than the Company, another holder of Class B Common Stock or certain specified permitted transferees, as defined in the Company's Articles of Incorporation.

  The Company's Board of Directors has the authority to issue up to 2,000,000 shares of no par value preferred stock without any further vote or action by the shareholders. The preferred stock may be issued from time to time in one or more series and each series will have such voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as established by the Board of Directors at the time of issuance. No preferred stock has been issued.

Note 9.  Legal Matters

On or about October 3, 1991, one shareholder owning 100 shares of stock brought suit against the Company and others on behalf of himself and a purported class of other shareholders in the United States District Court for the Southern District of New York. The suit alleges that the Company, the signatories to the registration statements filed with the Securities and Exchange Commission during October 1990, and the Company's underwriters violated federal securities laws in connection with the Company's public offering of six million shares of Class A Common Stock in October 1990. Among other things, the suit alleges misrepresentations and failure to disclose allegedly material information concerning the nature of the Company's market; the size of the Company's market; the Company's failure to disclose that its landfills were located within a 50-mile radius of each other in Ohio, thus making the Company especially vulnerable to local conditions and competition; the Company's failure to set forth the present and imminent competition; and the Company's growth. The Plaintiff seeks damages in an unspecified amount alleged to have arisen in part from the decline in the price of the Company's stock following the public offering, and rescission. The Court has not yet determined whether the suit will proceed as a class action.

  A timely Answer was filed on behalf of all defendants and a Motion to Transfer Venue to the Northern District of Ohio was granted on June 10, 1992. A Motion for an Undertaking for Costs Pursuant to Section 11(e) of The Securities Act of 1933 was filed in the Northern District of Ohio but denied by the Court. A Motion to Dismiss the Complaint for failure to state a claim was filed February 1, 1994 on behalf of all defendants but was denied by the Court on August 29, 1994. As a result of the language contained in the Order, on September 29, 1994 a Motion to Limit the Scope of Plaintiffs' Requested Discovery was filed. That motion was granted, and all proceedings have been stayed pending a decision on all defendants' Motion for Summary Judgment filed on May 30, 1995. The Company intends to vigorously defend the claims.

  In September 1995, certain subsidiaries of the Company were informed that they had been identified as potentially responsible parties by the Indiana Department of Environmental Management ("IDEM") relating to a Fulton County, Indiana, hazardous waste disposal facility which is subject to remedial action under Indiana environmental laws. Such identification is based upon the subsidiaries having been involved in the transportation of hazardous substances to the facility. These transportation activities occurred prior to the acquisition of such subsidiaries by the Company. IDEM is seeking to recover and/or allocate past costs of approximately $1.0 million as well as future costs associated with further site investigation and remediation activities, which costs could be substantial. Although a large number of waste generators and other waste transportation and disposal companies have also been identified as responsible or potentially responsible parties, because the law assigns joint and several liability among the responsible parties, any one of them, including the Company's subsidiaries, could be assessed the entire cost of the remediation. Currently, no remedy has been selected. As such, the extent of any liability of any of the Company's subsidiaries is currently unknown.

  When the Company concludes that it is probable that a liability has been incurred, a provision is made in the Company's financial statements for the Company's best estimate of the liability based on management's judgment and experience, information available from regulatory agencies, and the number, financial resources and relative degree of responsibility of other potentially responsible parties who are jointly and severally liable for remediation of the site as well as the typical allocation of costs among such parties. If a range of possible outcomes is estimated and no amount within the range appears to be a better estimate than any other, then the Company provides for the minimum amount within the range, in accordance with generally accepted accounting principles. As such, the Company accrued a liability of approximately $941,000 in the fourth quarter of 1995 relating to this matter. Such amount is included in the Consolidated Statements of Operations for 1995 under the caption "Cost of operations."

  The Company's estimates are revised, as deemed necessary, as additional information becomes known. While the measurement of environmental liabilities is inherently difficult and the possibility remains that technological, regulatory or enforcement developments, the results of environmental studies or other factors could materially alter the Company's expectations at any time, the Company does not anticipate that the amount of any such revisions will have a material adverse effect on operations or consolidated financial position.

  On March 21, 1996, Earth Sciences Consultants, Inc. ("Earth Sciences"), a subsidiary of the Company, entered into a Professional Services Agreement (the "PSA") with the S. W. Shattuck Chemical Company, Inc. ("Shattuck") wherein Earth Sciences agreed to act as the remediation contractor for the Denver radium site, operable unit VIII, which is owned by Shattuck and located in Denver, Colorado (the "Project").

  Earth Sciences' work on the Project is currently suspended as a result of a Stop Work Order issued by the United States Environmental Protection Agency ("US EPA") on January 22, 1997, due to the discovery of unanticipated, petroleum contamination on the Project site. On February 14, 1997, Earth Sciences filed a demand for arbitration against Shattuck with the Denver Regional Office of the American Arbitration Association relating to the PSA. The demand for arbitration claims, among other things: (i) that Shattuck is in default and has materially breached its payment obligations to Earth Sciences by failing to pay outstanding invoices; (ii) that Shattuck has summarily and wrongfully denied requested change orders; and (iii) that Shattuck has anticipatorily breached the PSA.

  On March 11, 1997, Shattuck filed an Answering Statement and Counterclaims. Shattuck has denied Earth Sciences' claims and has asserted several counterclaims including allegations that Earth Sciences has failed to perform in accordance with the PSA and that Earth Sciences has no right to stop its work on the project regardless of Shattuck's actions by reason of the language of the PSA. American Waste Services, Inc. ("AWS") was named as a third party respondent to the arbitration proceeding because under the PSA, AWS guaranteed the performance of Earth Sciences' obligations, including the payment of any and all liabilities of Earth Sciences.

  On March 21, 1997 Earth Sciences received a letter from Shattuck advising Earth Sciences that the stop work order issued by the US EPA on January 22, 1997 had been lifted on March 20, 1997 and that Shattuck will be engaging another contractor to complete the project.

  A hearing date has not yet been set. Failure to resolve the pending dispute in an expedited manner and in favor of the Company could have a material adverse effect on the Company's future financial results.

  In the ordinary course of conducting its business, the Company also becomes involved in lawsuits, administrative proceedings and governmental investigations, including those relating to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on its business and financial condition. The Company does not believe that such pending proceedings, individually, or in the aggregate, would have a material adverse effect on its business or its financial conditions.

Note 10. Closure Costs and Post-Closure Monitoring Costs

The United States Environmental Protection Agency's "Subtitle (D) Regulations" provide minimum design, construction and operating standards for virtually all landfills in the United States. Furthermore, regulations promulgated by the Ohio Environmental Protection Agency ("Ohio EPA") require every Ohio landfill to utilize the "best available technology" with respect to cell preparation and lining, leachate collection and treatment, and groundwater monitoring as well as to provide financial assurances adequate to cover closure costs and post-closure monitoring costs for a period of up to 30 years after the landfill is closed.
As a result of the above-described requirements, the Company has future financial obligations with regard to closure costs and post-closure monitoring costs associated with the disposal sites it operates. Although the precise amount of these future obligations cannot be determined, the Company has developed procedures to estimate these total projected costs based on currently available facts, existing technology and presently enacted laws and regulations. As of December 31, 1996, the Company estimated that the total closure costs and post-closure monitoring costs it will incur for all of its disposal facilities is approximately $31.2 million; however, in accordance with Ohio's financial assurance regulations, the Company currently estimates that it will be required to ultimately provide approximately $32.5 million of financial assurances to the State of Ohio. At December 31, 1995 the Company had deposited approximately $5.1 million into trusts for the benefit of the Ohio EPA to fund the financial assurance requirements for its landfills. Such funds were included in the 1995 Consolidated Balance Sheets under the caption "Deposits." During 1996 the Company utilized insurance to satisfy the financial assurance requirements for its American and Mahoning landfill facilities. As a result of using such insurance, in June 1996, the Company received $2.5 million from its trust fund deposits relating to the American landfill facility, and in July 1996, the company received $.7 million from its trust fund deposits relating to the Mahoning landfill facility. The Company continues to use a trust fund to satisfy the financial assurance requirements for its East Liverpool facility.
In April 1996 the Company deposited approximately $.3 million into the trust to fund a portion of the current financial assurance obligation for that facility. Such fund, which is recorded by the Company at cost which approximates market value, is included in the Consolidated Balance Sheets under the caption "Deposits" and amounted to $2.3 million at December 31, 1996. The funds in the trust are invested primarily in short-term securities, commercial paper or certificates of deposit with investment earnings accruing to the benefits of the Company. The Company will continue to review and update the underlying assumptions used to estimate the total projected costs and financial assurance requirements and, accordingly, such estimates will be subject to periodic revision and adjustment at least annually. In the third quarter of 1995, as a result of a resolution reached with the Ohio EPA alleging violations of American Landfill, Inc.'s ("ALI") 1985 permit and related regulations concerning its capacity , ALI incurred a charge of approximately $9,165,000 to reflect the accrual of closure and post-closure monitoring costs based upon the remaining capacity of the landfill. This charge is reflected under the caption "Closure and post-closure monitoring costs" on the Consolidated Statements of Operations for 1995. During 1995 the Company made a decision not to further develop the East Liverpool landfill facility and, as a result, the facility has very limited airspace available for waste disposal. As such, in the fourth quarter of 1995 the Company accrued additional closure and post-closure monitoring costs amounting to $6,821,000. This charge is also included under the caption "Closure and post-closure monitoring costs" on the Consolidated Statements of Operations for 1995.

Note 11.  Lease Commitments

The Company leases certain office facilities, vehicles, machinery and equipment. Future commitments under long-term, noncancellable operating leases at December 31, 1996 are as follows (in thousands):

Year ending December 31,
--------------------------
1997......................  $  872
1998......................     647
1999......................     540
2000......................     515
2001......................     515
After 2001................     -0-
                            ------
                            $3,089
                            ------

  Rental expense included in the consolidated statements of operations amounted to $1,450,000 in 1996, $1,581,000 in 1995, and $1,124,000 in 1994.

Note 12.  Business Segment Information

The Company's primary business segment provides integrated waste management and environmental services, which include the operation of nonhazardous solid waste landfills for the disposal of special waste and municipal solid waste; transportation of hazardous and nonhazardous waste; transportation and disposal brokerage and management services; collection services; and environmental engineering, site assessments, analytical laboratory and remediation services. The Company, as part of its transportation operations, also operates a second business segment; a common carrier of general and bulk commodities within the United States and several provinces of Canada. Other businesses include the operation of a public golf course. The Company does not have significant operations located outside the United States and, accordingly, geographical segment information is not presented.

  Segment operating income reflects the results of operations of each business segment before income taxes, interest income and expense, and items of a general nature not readily allocable to a separate segment (see Note 2).

  Identifiable assets are the total assets used in the operation of each business segment. Corporate assets are principally cash and cash equivalents and certain real estate assets. Business segment information is as follows (in thousands):

                                         1996       1995       1994
                                       ------------------------------
Net operating revenues:
 Integrated waste management
   and environmental services........  $ 63,382   $ 67,919   $ 73,103
 Transportation of general and
   bulk commodities..................    12,181     12,562     12,922
 Other businesses....................     3,461      3,219      2,754
                                       ------------------------------
                                       $ 79,024   $ 83,700   $ 88,779
                                       ------------------------------
Operating income (loss):
 Integrated waste management
   and environmental services........  $  9,397   $(33,806)  $  9,281
 Transportation of general and
   bulk commodities..................       618     (1,326)       545
 Other businesses....................       326        113        239
                                       ------------------------------
Segment operating income (loss)......    10,341    (35,019)    10,065
Interest expense and
 amortization of debt discount.......      (223)      (974)    (1,128)
Interest income......................       390        665        450
General corporate expenses...........    (5,629)    (6,225)    (5,667)
                                       ------------------------------
Income (loss) before income taxes
 and extraordinary credit............  $  4,879   $(41,553)  $  3,720
                                       ------------------------------
Depreciation and amortization:
 Integrated waste management
   and environmental services........  $  5,955   $  7,459   $  9,855
 Transportation of general and
   bulk commodities..................       529        605        582
 Other businesses....................       247        227        187
 Corporate...........................       244        270        282
                                       ------------------------------
                                       $  6,975   $  8,561   $ 10,906
                                       ------------------------------
Capital expenditures:
 Integrated waste management
   and environmental services........  $ 17,238   $  9,621   $  5,789
 Transportation of general and
   bulk commodities..................       864        306        249
 Other businesses....................        90      1,049        169
 Corporate...........................       562         56         17
                                       ------------------------------
                                       $ 18,754   $ 11,032   $  6,224
                                       ------------------------------
Identifiable assets at December 31:
 Integrated waste management
   and environmental services........  $ 93,313   $ 93,002   $115,486
 Transportation of general and
   bulk commodities..................     7,947      5,965      8,099
 Other businesses....................     6,503      6,487      5,567
 Corporate...........................     9,700     10,282     12,657
                                       ------------------------------
                                       $117,463   $115,736   $141,809
                                       ------------------------------

Note 13.  Quarterly Financial Data (Unaudited)

Selected quarterly financial data for each quarter in 1996 and 1995 is as follows (in thousands except for per share amounts):


                                                          Year ended December 31, 1996
                                                ------------------------------------------------
                                                 First    Second    Third     Fourth
                                                Quarter  Quarter   Quarter    Quarter     Total
                                                ------------------------------------------------
Net operating revenues........................  $16,696  $19,046   $22,317   $ 20,965   $ 79,024
Income from operations........................      159    1,581     1,895        841      4,476
Net income....................................      171    1,069     1,278        604      3,122
Net income per share..........................  $   .01  $   .04   $   .04   $    .02   $    .10
                                                ------------------------------------------------

                                                         Year ended December 31, 1995
                                                ------------------------------------------------
                                                 First   Second     Third     Fourth
                                                Quarter  Quarter   Quarter   Quarter     Total
                                                ------------------------------------------------
Net operating revenues........................  $22,899  $19,597   $21,078   $ 20,126   $ 83,700
Income (loss) from operations.................      427      145    (8,358)   (32,518)   (40,304)
Income (loss) before extraordinary credit.....      207       (2)   (5,588)   (26,347)   (31,730)
Extraordinary credit, net of tax..............       --       --        --      2,489      2,489
Net income (loss).............................      207       (2)   (5,588)   (23,858)   (29,241)
Income (loss) per share before extraordinary
 credit.......................................  $   .01  $   .00   $  (.19)  $   (.88)  $  (1.06)
Net income (loss) per share...................  $   .01  $   .00   $  (.19)  $   (.80)  $   (.98)
                                                ------------------------------------------------

--------------------------------------------------------------------------------
Independent Auditors' Report

The Shareholders and Board of Directors of American Waste Services, Inc.

We have audited the accompanying consolidated balance sheets of American Waste Services, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Waste Services, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.




KPMG Peat Marwick LLP
Cleveland, Ohio
February 18, 1997, except as to Note 9, which is as of March 21, 1997.

American Waste Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Digest of Financial Data

                                                                    (All amounts are in thousands, except per share data,
                                                                               percentages and number of employees)
                                                                    ------------------------------------------------------
                                                                       1996       1995       1994       1993       1992
                                                                    ------------------------------------------------------
Selected statement of operations information
Net operating revenues.............................................  $ 79,024   $ 83,700   $ 88,779   $ 87,323   $ 92,587
Income (loss) from operations......................................     4,476    (40,304)     4,339      7,962     11,663
Interest expense and
 amortization of debt discount.....................................       223        974      1,128      1,646      2,179
Income (loss) before income taxes and
 extraordinary credit..............................................     4,879    (41,553)     3,720      6,776      9,933
Extraordinary credit, net of tax...................................        --      2,489         --         --         --
Net income (loss)..................................................     3,122    (29,241)     2,040      4,011      6,164
Income (loss) per share before
 extraordinary credit..............................................       .10      (1.06)       .07        .14        .21
Extraordinary credit, per share....................................        --        .08         --         --         --
Net income (loss) per share........................................       .10       (.98)       .07        .14        .21
Dividends per Class A share........................................        --         --         --         --         --
Dividends per Class B share........................................        --         --         --         --         --
Weighted average shares used to
 calculate net income (loss) per share.............................    30,236     29,982     29,888     29,710     29,712
Selected cash flow information
Cash flows provided by
 operating activities..............................................    18,922     15,155     11,807     14,899     14,700
Cash used for capital expenditures.................................    18,754     11,032      6,224     10,174     10,676
Cash used for business acquisitions................................        --         --         87      2,359      4,481
Selected year-end balance sheet information
Cash and cash equivalents..........................................     4,286      5,186      7,347      6,467      6,348
Current assets.....................................................    22,012     28,308     30,833     26,857     25,170
Current liabilities................................................    15,729     12,177     16,045     15,942     13,374
Working capital....................................................     6,283     16,131     14,788     10,915     11,796
Properties less accumulated
 depreciation and amortization.....................................    89,637     78,636     87,375     91,362     76,547
Total assets.......................................................   117,463    115,736    141,809    141,703    124,298
Current portion of long-term debt..................................       305        358      4,559      4,568      3,259
Long-term debt.....................................................     3,836      8,748     11,843     21,770     18,136
Deferred income taxes..............................................     7,757      6,559     10,352      9,977      2,957
Shareholders' equity...............................................    70,932     67,245     96,480     93,842     89,831
Other information
Working capital ratio..............................................     1.4:1      2.3:1      1.9:1      1.7:1      1.9:1
Percent of debt-to-total capital employed..........................         6%        12%        15%        22%        19%
Quoted market price-Class A shares:
 High..............................................................     4 3/4      5 5/8      3 1/8      3 3/8      7 3/8
 Low...............................................................         2      1 1/8      1 1/2      1 3/4      2 1/2
 Year-end..........................................................     2 3/8          2      1 5/8      3 1/8      3 3/8
Number of employees at year-end....................................       503        477        527        502        498


American Waste Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Company Location Directory

Corporate Office

American Waste Services, Inc.
One American Way
Warren, Ohio  44484-5555
(330) 856-8800

Disposal Facilities

American Landfill, Inc.
7916 Chapel Street, S.E.
Waynesburg, Ohio  44688

Mahoning Landfill, Inc.
3510 Garfield Road
New Springfield, Ohio  44443

East Liverpool Landfill, Inc.
Y & O Road
East Liverpool, Ohio  43920

Disposal Services

American Waste Management
 Services, Inc.
One American Way
Warren, Ohio  44484-5555
(330) 856-8800

Collection Services

American Waste, Inc.
One American Way
Warren, Ohio  44484-5555
(330) 856-8800

American Waste of Mahoning
  Valley, Inc.
One American Way
Warren, Ohio  44484-5555
(330) 856-8800

American Waste of Northeast
  Ohio, Inc.
One American Way
Warren, Ohio  44484-5555
(330) 856-8800



Transportation Offices

DartAmericA, Inc.
Dart Trucking Company, Inc.
Dart Services, Inc.
TRB National Systems, Inc.
61 Railroad Street
Canfield, Ohio  44406
(330) 533-9841

Envirco Transportation
  Management, Inc.
One American Way
Warren, Ohio  44484-5555
(330) 856-8850

Transportation Terminals

Dart Trucking Company, Inc.
200 Old Webster Road
Oxford, Massachusetts  01540

Dart Trucking Company, Inc.
61 Railroad Street
Canfield, Ohio  44406

Dart Trucking Company, Inc.
3332 St. Lawrence Drive
Toledo, Ohio  43605

Dart Trucking Company, Inc.
1807A Route 7
Kenova, West Virginia  25530

Technical Services

Earth Sciences Consultants, Inc.
Corporate Headquarters
One Triangle Drive
Export, Pennsylvania  15632
(412) 733-3000

Earth Sciences Consultants, Inc.
Philadelphia Regional Office
490 Norristown Road, Suite 250
Office Court at Walton Point
Blue Bell, Pennsylvania  19422
(610) 828-2525

Earth Sciences Consultants, Inc.
Ohio Operations
190 N. Union Street, Suite 301
Akron, Ohio  44304
(330) 535-6966

Earth Sciences Consultants, Inc.
Rocky Mountain Operations
565 East 70th Avenue
Unit 1W
Denver, Colorado  80229
(303) 287-9500

Antech Ltd.
One Triangle Drive
Export, Pennsylvania  15632
(412) 733-1161

AWS Remediation, Inc.
One Triangle Drive
Export, Pennsylvania  15632
(412) 733-1009

AWS Remediation, Inc.
Rocky Mountain Operations
565 East 70th Avenue
Unit 1W
Denver, Colorado  80229
(303) 287-9500

American Waste Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Directors and Officers

Directors

Ronald E. Klingle
/1/(Chairman) /2/(Chairman)
Chairman of the Board and
Chief Executive Officer

Darrell D. Wilson /1,2/
President and Chief
Operating Officer

Charles Boryenace/1,2/
Executive Vice President,
Strategic Planning

Mark B. Cawthorne
Executive Vice President,
Transportation Services

Timothy C. Coxson/1/
Executive Vice President,
Finance, Treasurer and
Chief Financial Officer

George P. Ellis
Executive Vice President,
Technical Services

Stephen G. Kilper
Executive Vice President,
Disposal Services

Kenneth J. McMahon
Executive Vice President,
Sales

Sanford B. Ferguson /3,4/
Partner, Kirkpatrick & Lockhart
(law firm)

James A. Johnson /3,4/
Managing General Partner,
The Apex Fund
(venture capital fund)

F. Oliver Nicklin, Jr.
/3/(Chairman)/ 4/(Chairman)
President, First Analysis
Securities Corporation
(venture capital and investment
banking operations)

John R. Miller
Founder, President and
Chief Executive Officer,
TBN Holdings Inc.
(firm engaged in resource
recovery and recycling)


Officers

Ronald E. Klingle
Chairman of the Board and
Chief Executive Officer

Darrell D. Wilson
President and Chief
Operating Officer

Michael D. Barwick
Executive Vice President,
Collection Services

Charles Boryenace
Executive Vice President,
Strategic Planning

Mark B. Cawthorne
Executive Vice President,
Transportation Services

Timothy C. Coxson
Executive Vice President,
Finance, Treasurer and
Chief Financial Officer

Jeffrey M. Grinstein
Executive Vice President,
General Counsel and Secretary

Stephen G. Kilper
Executive Vice President,
Disposal Services

Kenneth J. McMahon
Executive Vice President, Sales

Frances R. Klingle
Chief Administrative Officer
and Controller

Patrick M. Alcorn
Vice President,
Transportation Sales

James E. Smith
Vice President,
Disposal Sales

Robert D. Hazen
Vice President,
National Accounts

David S. Hess
Vice President,
Technical Sales

Kenneth R. Nichols
Vice President,
Taxes
/1/   Executive Committee
/2/  Compensation Committee
/3/  Audit Committee
/4/  Option Plan Committee

American Waste Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Shareholder Information

Annual meeting of shareholders

The annual meeting of shareholders will be held at the Grand Pavilion, One American Way, Warren, Ohio, on Tuesday, April 29, 1997, at 10:00 a.m.

Common stock information

The Company's Class A Common Stock is listed on the New York Stock Exchange (symbol: AW). Quarterly stock information for 1996 and 1995 as reported by The Wall Street Journal is as follows:

1996:
Quarter Ended                                      High       Low         Close
---------------------------------------------------------------------------------
March 31                                         $3  1/4  $   2       $   2  7/8
June 30                                           4  3/4      2  3/8      3  1/4
September 30                                      3  1/4      2  1/4      2  1/2
December 31                                       2  1/2      2           2  3/8

1995:
Quarter Ended                                      High       Low        Close
---------------------------------------------------------------------------------
March 31                                         $1  7/8  $   1  1/8  $   1  1/8
June 30                                           1  3/4      1  1/4      1  3/4
September 30                                      5  5/8      1  3/8      3
December 31                                       3  5/8      2           2

No dividends were paid during 1996 or 1995.

There are 1,105 Class A and 20 Class B Common Stock shareholders of record as of the close of business March 3, 1997. The number of holders is based upon the actual holders registered on the records of the Company's transfer agent and registrar and does not include holders of shares in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividend policy

The Company presently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

Annual report on Form 10-K

Copies of the Company's annual report on Form 10-K can be obtained free of charge by writing to American Waste Services, Inc., One American Way, Warren, Ohio 44484-5555, Attention: Shareholder Relations.

Transfer agent and registrar

The transfer agent and registrar for the Company is American Stock Transfer and Trust Company. All correspondence concerning stock transfers should be directed to them at 40 Wall Street, New York, New York 10005.

Investor inquiries

Security analysts, institutional investors, shareholders, news media representatives and others seeking financial information or general information about the Company are invited to direct their inquiries to Timothy C. Coxson, Executive Vice President, Finance, Treasurer, and Chief Financial Officer, telephone (330) 856-8800.



Policy statement on equal

employment opportunity and

affirmative action

The Company is firmly committed to a policy of equal employment opportunity and affirmative action. Toward this end, the Company will continue to recruit, hire, train and promote persons in all job titles, without regard to race, color, religion, sex, national origin, age, handicap, ancestry or Vietnam-era or disabled veteran status. We will base all decisions on merit so as to further the principle of equal employment opportunity. This policy extends to promotions and to all actions regarding employment including compensation, benefits, transfers, layoffs, return from layoffs, Company-sponsored training and social programs.